Exhibit 99.194

FOR IMMEDIATE RELEASE

High Tide Commences Trading on Consolidated Basis

CALGARY, May 13, 2021 /CNW/ – High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITID) (FRA:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that further to its press releases dated May 12, 2021, all of its issued and outstanding common shares (“Common Shares”) began trading on a post- consolidation basis on May 13, 2021.

On May 12, 2021, the Company announced that the Common Shares would be consolidated on the basis of one (1) post-consolidation Common Share for each fifteen (15) pre-consolidation Common Shares (the “Share Consolidation”). The Share Consolidation represents another step towards the listing of the Common Shares on The Nasdaq Stock Market LLC (“Nasdaq”) by meeting the minimum share price requirement set by Nasdaq.

The Share Consolidation has reduced the number of existing Common Shares from 690,834,719 Common Shares to approximately 46,055,653 Common Shares. A letter of transmittal was sent by mail to registered shareholders advising that the Share Consolidation has taken effect. The letter of transmittal contains instructions on how registered shareholders can exchange their share certificates or Direct Registration System (“DRS”) statements evidencing their pre-consolidation Common Shares for new share certificates or new DRS statements representing the number of post-consolidation Common Shares to which they are entitled.

As disclosed on the press release dated May 12, 2021, there are currently 35,193,728 Common Shares purchase warrants originally issued by Meta Growth (“Meta Warrants”) listed for trading on the TSX Venture Exchange (“TSXV”) (TSXV: HITI.WT). As a result of the Share Consolidation, the number of listed Common Warrants outstanding was not altered; however, the exercise terms were adjusted in accordance with the terms of the warrant indenture dated February 26, 2020, as supplemented on November 16, 2020, such that 15 Meta Warrants are now exercisable for 0.824 post-Share Consolidation Common Share following the payment of an adjusted price of $4.35, meaning that effectively holders of Meta Warrants will be entitled to receive one post-Share Consolidation Common Share upon exercising 18.2 Meta Warrants and paying $5.28.

Furthermore, there are currently 23,958,332 Common Shares purchase warrants originally issued as a part of a bought deal (“HITI Warrants”) listed for trading on the TSXV (TSXV: HITI.WR). As a result of the Share Consolidation, the number of HITI Warrants outstanding was not altered; however, the exercise terms were adjusted in accordance with the terms of the warrant indenture dated February 22, 2021, such that fifteen HITI Warrants are now exercisable for one post-Share Consolidation Common Share following the payment of an adjusted price of $8.70.

In addition, there are currently $900,000 principal amount of convertible debentures originally issued by Meta Growth (“Convertible Debentures”) listed for trading on the TSXV (TSXV: HITI.DB). As a result of the Share Consolidation, the number of listed Convertible Debentures outstanding was not altered; however, the conversion terms were adjusted in accordance with the terms of the debenture indenture dated November 23, 2018, as supplemented on November 16, 2020, such that Conversion Price is now adjusted to $3.30 per one post-Share Consolidation Common Shares.

About High Tide

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBIDTA,1 with 85 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com, Smokecartel.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements regarding High Tide and its business include, but are not limited to, statements with respect to: the potential listing of High Tide’s Shares on Nasdaq, the timing thereof, receipt of regulatory approval for, and the Form 40-F Registration Statement with the SEC. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting High Tide, including risks relating to the listing of High Tide’s securities in the United States, a shutdown of the United States government, the Nasdaq listing not providing High Tide with broadened access to international investors or enhance High Tide’s liquidity, the Company not expanding globally, which could result in the Company not having a diversified business platform for growth, the Company not being well positioned to pursue additional opportunities for growth, or such opportunities no longer being available to High Tide, risks associated with the geographic markets in which High Tide operates, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the cannabis industry and the regulation thereof, the failure to comply with applicable laws, the failure to obtain regulatory approvals, economic factors, market conditions, the equity and debt markets generally, risks associated with growth and competition, general economic and stock market conditions, risks and uncertainties detailed from time to time in High Tide’s filings with the SEC and Canadian Securities Administrators, the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks and many other factors beyond the control of High Tide.  Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

CONTACT INFORMATION

Omar Khan

Senior Vice President, Corporate and Public Affairs

omar@hightideinc.com

Tel. 1 (647) 985-4401

 1 Adjusted EBITDA is a non-IFRS financial measure.